Exhibit 99.2

January 29, 2025

Mr. Brad Ehrman

Dorchester Minerals Operating LP

3838 Oak Lawn, Suite 300

Dallas, Texas 75219-4541

Dear Mr. Ehrman:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved developed producing reserves (PDP) and future net cash flow, as of December 31, 2024, to the Dorchester Minerals Operating LP (DMO) interest in certain properties located onshore in the United States.  The work for this report was completed as of the date of this letter. This report was prepared to provide DMO with U.S. Securities and Exchange Commission (SEC) compliant reserve estimates.  It is our understanding that the properties evaluated by LPC comprise one hundred (100%) percent of DMO’s PDP reserves.  We believe the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report.  This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

We note that we have necessarily included composite projections of net oil and gas reserves for certain properties due to the limited information available to DMO and relatively small net reserves attributable to any specific property within the composite groups.

Summarized below are LPC’s estimates of net reserves and future net cash flow.  Future net cash flow is after deducting production and ad valorem taxes and operating expenses but before consideration of federal income taxes.  The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value.  We estimate the net reserves and future net cash flow to the DMO interest, as of December 31, 2024, to be:

	Net Reserves			Future Net Cash Flow (M$)
	Oil	Gas	NGL		Present Worth
Category	(Mbbl)	(MMcf)	(Mbbl)	Total	at 10%

Proved Developed Producing	1,037	4,071	686	$53,010	$35,484

The oil reserves include crude oil and condensate. Oil and natural gas liquid (NGL) reserves are expressed in barrels which are equivalent to 42 United States gallons.  Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

850 Central Parkway East, Suite 160 ● Plano, Texas 75074

Phone (214) 363-3337 ● Fax (214) 363-1608

The estimated reserves and future net cash flow shown in this report are for proved developed producing reserves.  No study was made to determine whether proved developed non-producing or proved undeveloped reserves might be established for these properties.  This report does not include any value that could be attributed to interests in undeveloped acreage.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this report have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties where more complete data were available.  We have used all methods and procedures that we considered necessary under the circumstances to prepare this report.  We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future net cash flow amounts in this report are related to hydrocarbon prices.  Historical prices through December 2024 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices.  In addition, future changes in environmental and administrative regulations may significantly affect the ability of DMO to produce oil and gas at the projected levels.  Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month, unweighted arithmetic average of the first day of the month price for the period January 2024 through December 2024.  Gas prices are referenced to a Henry Hub price of $2.13 per MMBtu, as published in the Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials.  Oil and NGL prices are referenced to a West Texas Intermediate crude oil price of $75.48 per barrel at Cushing, Oklahoma, and are adjusted for gravity, crude quality, transportation fees, and regional price differentials.  These reference prices are held constant in accordance with SEC guidelines.  The weighted average prices after adjustments over the life of the properties are $73.71 per barrel for oil, $0.96 per Mcf for gas, and $30.19 per barrel for NGL.

Lease and well operating expenses are based on data obtained from DMO.  Leases and wells operated by others include all direct expenses as well as general and administrative overhead costs allowed under the specific joint operating agreements.  Lease and well operating costs are held constant in accordance with SEC guidelines.

Estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties. These costs are also held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the DMO interest.  Our projections are based on the DMO interest receiving its net revenue interest share of estimated future gross oil, gas, and NGL production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by DMO or was obtained from state regulatory agencies and commercially available data sources.  No special tests were obtained to assist in the preparation of this report.  For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by DMO including the extent and character of the interest evaluated.

LaRoche Petroleum Consultants, Ltd.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.  In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations.  A portion of these reserves are for producing wells that lack sufficient production history to utilize performance-related reserve estimates.  Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  It may be necessary to revise these estimates up or down in the future as additional performance data become available.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third-party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by DMO.

DMO makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.  Furthermore, DMO has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of DMO of the references to our name as well as to the references to our third-party report for DMO which appears in the December 31, 2024 annual report on Form 10-K and/or 10-K/A of DMO.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by DMO.

We have provided DMO with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by DMO and the original signed report letter, the original signed report letter shall control and supersede the digital version.

LaRoche Petroleum Consultants, Ltd.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  The technical person primarily responsible for overseeing the preparation of reserve estimates herein is Joe A. Young.  Mr. Young is a Licensed Professional Engineer in the State of Texas who has 43 years of engineering experience in the oil and gas industry and has prepared and overseen preparation of reports for public filings for LPC for the past 28 years.  LPC is an independent firm of petroleum engineers, geologists, and geophysicists; and is not employed on a contingent basis.  Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd. State of Texas Registration Number F-1360 By LPC, Inc. General Partner

Joe A. Young, Vice President Licensed Professional Engineer State of Texas No. 62866

JAY:jg

24-914 DMO

Please be advised that the digital document you are viewing is provided by LaRoche Petroleum Consultants, Ltd. (LPC) as a convenience to our clients.  The digital document is intended to be substantively the same as the original signed document maintained by LPC.  The digital document is subject to the parameters, limitations, and conditions stated in the original document.  In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

LaRoche Petroleum Consultants, Ltd.